CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2014 and 2013

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REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Tahoe Resources Inc.

We have audited the accompanying consolidated financial statements of Tahoe Resources Inc. and subsidiaries (the “Company”), which comprise the consolidated balance sheets as at December 31, 2014 and December 31, 2013, and consolidated statements of operations and total comprehensive income (loss), changes in equity, and cash flows for the years then ended, and a summary of significant accounting policies and other explanatory information.

Management's Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Tahoe Resources Inc. and subsidiaries as at December 31, 2014 and December 31, 2013, and their financial performance and their cash flows for the years then ended in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Other Matter

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2014, based on the criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 11, 2015 expressed an unqualified opinion on the Company’s internal control over financial reporting.

/s/Deloitte LLP

Chartered Accountants
March 11, 2015
Vancouver, Canada

MANAGEMENT'S REPORT ON INTERNAL CONTROL
OVER FINANCIAL REPORTING

Management of Tahoe Resources Inc. (“the Company”) is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed by, or caused to be designed under the supervision of, the Vice Chair and Chief Executive Officer and the Vice President and Chief Financial Officer and effected by the Board of Directors, management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external purposes in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board. It includes those policies and procedures that:

I.	pertain to the maintenance of records that accurately and fairly reflect, in reasonable detail, the transactions and dispositions of assets of the Company;

II.

provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and that the Company’s receipts and expenditures are made only in accordance with authorizations of management and the Company’s directors; and

III.

provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company’s assets that could have a material effect on the Company’s consolidated financial statements.

Due to its inherent limitations, internal control over financial reporting may not prevent or detect misstatements on a timely basis. Also, projections of any evaluation of the effectiveness of internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2014, based on the criteria set forth in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management concludes that, as of December 31, 2014, the Company’s internal control over financial reporting was effective.

The effectiveness of the Company’s internal control over financial reporting, as of December 31, 2014, has been audited by Deloitte LLP, Independent Registered Public Accounting Firm, who also audited the Company’s consolidated financial statements as of and for the years ended December 31, 2014 and 2013, as stated in their report which appears on the following page.

/s/Kevin McArthur	/s/Mark Sadler

Kevin McArthur	Mark Sadler

Vice Chair and Chief Executive Officer	Vice President and Chief Financial Officer

Reno, Nevada

March 11, 2015

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Tahoe Resources Inc.

We have audited the internal control over financial reporting of Tahoe Resources Inc. and subsidiaries (the “Company”) as of December 31, 2014, based on the criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2014, based on the criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2014 of the Company and our report dated March 11, 2015 expressed an unmodified opinion on those financial statements.

/s/Deloitte LLP

Chartered Accountants
March 11, 2015
Vancouver, Canada

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CONSOLIDATED BALANCE SHEETS
(Expressed in Thousands of United States Dollars)

		December 31,	December 31,
	Notes	2014	2013
ASSETS
Current
Cash and cash equivalents	6	$80,356	$8,838
Trade and other receivables	7	7,707	2,506
Inventories	8	40,570	22,965
Other		5,951	1,502
		134,584	35,811
Non-current
Mineral interests	9	828,742	844,583
Other		12,302	2,939
		841,044	847,522
Total Assets		$975,628	$883,333
LIABILITIES
Current
Accounts payable and accrued liabilities	10	$40,246	$54,678
Debt	11	49,804	49,479
Income tax payable		1,825	808
		91,875	104,965
Non-current
Reclamation provision	12	3,529	3,021
Other		2,164	1,193
Total Liabilities		97,568	109,179
SHAREHOLDERS’ EQUITY
Share capital	16e	1,014,656	996,076
Reserves		11,793	14,304
Deficit		(148,389)	(236,226)
Total Shareholders’ Equity		878,060	774,154
Total Liabilities and Shareholders’ Equity		$975,628	$883,333

Commitments, Contingencies and Events after the reporting period (notes 22b, 25 and 26)

APPROVED BY THE DIRECTORS

“Dan Rovig”	“Kevin McArthur”
Dan Rovig	Kevin McArthur
Board Chair	Vice Chair and Chief Executive Officer

See accompanying notes to the consolidated financial statements.

Consolidated Financial Statements

CONSOLIDATED STATEMENTS OF OPERATIONS
AND TOTAL COMPREHENSIVE INCOME (LOSS)
(Expressed in Thousands of United States Dollars, Except Per Share and Share Information)

		Years Ended
		December 31,
	Notes	2014	2013
Revenues	13, 20	$350,265	$-
Operating costs
Production costs	14	127,323	-
Royalties		20,830	-
Depreciation and depletion		43,313	-
Total operating costs		191,466	-
Mine operating earnings		158,799	-

Other operating expenses
Escobal project		-	36,404
Exploration		3,574	5,268
General and administrative	15	31,953	19,509
Total other operating expenses		35,527	61,181
Earnings (loss) from operations		123,272	(61,181)

Other expense
Interest expense		5,640	1,820
Net foreign exchange loss		906	-
Other expense		1,036	975
Total other expense		7,582	2,795

Earnings (loss) before income taxes		115,690	(63,976)
Income tax expense	17a	24,900	1,621
Earnings (loss) and total comprehensive income (loss) attributable to common shareholders		$90,790	$(65,597)

Earnings (loss) per share
Basic	18	$0.62	$(0.45)
Diluted	18	$0.61	$(0.45)

Weighted average shares outstanding
Basic	18	147,405,379	145,842,795
Diluted	18	147,992,271	145,842,795

See accompanying notes to the consolidated financial statements.

Tahoe Resources Inc.

CONSOLIDATED STATEMENTS OF CASH FLOWS
(Expressed in Thousands of United States Dollars)

		Years Ended
		December 31,
	Notes	2014	2013
OPERATING ACTIVITIES
Net earnings(loss) for the period		$90,790	$(65,597)
Adjustments for:
Interest expense		5,677	1,940
Income tax expense	17a	24,900	1,621
Financing fees		574	854
Items not involving cash:
Depreciation and depletion		44,113	3,630
Loss on disposition of plant and equipment		397	37
Share-based payments	16	5,912	5,684
Unrealized foreign exchange loss		690	128
Accretion		177	71
Cash provided by(used in) operating activities before changes in working capital		173,230	(51,632)
Changes in working capital	19	(28,270)	(6,866)
Cash provided by(used in) operating activities		144,960	(58,498)
Income taxes paid		(25,638)	(1,107)
Net cash provided by(used in) operating activities		119,322	(59,605)

INVESTING ACTIVITIES
Mineral interests additions		(48,799)	(144,811)
Net cash used in investing activities		(48,799)	(144,811)

FINANCING ACTIVITIES
Proceeds from issuance of common shares on exercise of share options	16a	10,673	2,501
Borrowings on credit facility	11	-	50,000
Dividends paid to shareholders	18	(2,953)	-
Loan origination fees		(1,499)	(2,105)
Interest expense paid		(4,436)	(1,575)
Payments on finance leases		(100)	-
Net cash provided by financing activities		1,685	48,821

Effect of exchange rates on cash and cash equivalents		(690)	(128)
Increase(decrease) in cash and cash equivalents		71,518	(155,723)
Cash and cash equivalents, beginning of year		8,838	164,561
Cash and cash equivalents, end of year	6	$80,356	$8,838

Supplemental cash flow information (note 19)

See accompanying notes to the consolidated financial statements.

Consolidated Financial Statements

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
(Expressed in Thousands of United States Dollars, Except Share Information)

		Number of	Share
	Notes	Shares	Capital	Reserves	Deficit	Total
At January 1, 2014		146,094,407	$996,076	$14,304	$(236,226)	$774,154
Net earnings		-			90,790	90,790
Shares issued under the Share Plan	16	143,667	2,960	(2,186)	-	774
Exercise of stock options	16	1,406,597	15,620	(4,947)	-	10,673
Share-based payments	16	-	-	4,622	-	4,622
Dividends paid to shareholders	18	-	-	-	(2,953)	(2,953)
At December 31, 2014		147,644,671	$1,014,656	$11,793	$(148,389)	$878,060

		Number of	Share
	Notes	Shares	Capital	Reserves	Deficit	Total
At January 1, 2013		145,565,204	$988,081	$13,845	$(170,629)	$831,297
Net loss		-	-	-	(65,597)	(65,597)
Shares issued under the Share Plan	16	247,666	4,280	(3,684)	-	596
Exercise of stock options	16	281,537	3,715	(1,214)	-	2,501
Share-based payments	16	-	-	5,357	-	5,357
At December 31, 2013		146,094,407	$996,076	$14,304	$(236,226)	$774,154

See accompanying notes to the consolidated financial statements.

Tahoe Resources Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Thousands of United States Dollars, Except as Otherwise Stated)
Years Ended December 31, 2014 and 2013

1.	OPERATIONS

Tahoe Resources Inc. was incorporated under the Business Corporations Act (British Columbia) on November 10, 2009. These audited annual consolidated financial statements (“consolidated financial statements”) include the accounts of Tahoe Resources Inc. and its wholly owned subsidiaries (together referred to as the “Company”). The Company’s principal business activities are the operation of mineral properties for the mining of precious metals and the acquisition, exploration and development of mineral interests in the Americas.

The Company’s registered office is located at 1500 Royal Centre, 1055 West Georgia Street, P.O. Box 11117, Vancouver, BC V6E 4N7, Canada.

The Company’s Board of Directors authorized issuance of these consolidated financial statements on March 11, 2015.

2.	BASIS OF PREPARATION

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”) effective as of December 31, 2014. IFRS includes IFRSs, International Accounting Standards (“IASs”), and interpretations issued by the IFRS Interpretations Committee (“IFRICs”) and the former Standing Interpretations Committee (“SICs”).

3.	SIGNIFICANT ACCOUNTING POLICIES

a)	Basis of measurement

The consolidated financial statements have been prepared on a historical cost basis, except for certain financial instruments, which are measured at fair value through profit or loss (“FVTPL”), as explained in the accounting policies set out below. Additionally, these consolidated financial statements have been prepared using the accrual basis of accounting, except for cash flow information.

b)	Currency of presentation

The consolidated financial statements are presented in United States dollars (“USD$”), which is the functional and presentation currency of the Company and all of its subsidiaries. Certain values are presented in Canadian dollars and described as CAD$.

c)	Basis of consolidation

The accounts of the subsidiaries controlled by the Company are included in the consolidated financial statements from the date that control commenced until the date that control ceases. Control is achieved where the Company has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities.

Consolidated Financial Statements

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (expressed in 000’s of USD, except as otherwise stated)

The subsidiaries of the Company and their geographic locations are as follows:

		Ownership
Name of Subsidiary	Location	Percentage	Principal Activity
Tahoe Resources USA Inc.	United States	100%	Services
Tahoe Swiss AG	Switzerland	100%	Services
Escobal Resources Holding Limited	Barbados	100%	Services
Minera San Rafael, S.A.	Guatemala	100%	Operations

Intercompany balances, transactions, income and expenses arising from intercompany transactions are eliminated in full on consolidation.

d)	Foreign currency translation

Transactions in currencies other than the functional currency are recorded at the rates of exchange prevailing on the dates of the transactions. At the end of each reporting period, monetary assets and liabilities that are denominated in foreign currencies are translated at the rates prevailing at that date. Non-monetary items that are measured in terms of historical cost in foreign currencies are not re-translated. Total foreign exchange gains and losses are recognized in earnings (loss) attributable to common shareholders and presented in the consolidated statements of operations and total comprehensive income (loss). The unrealized portion of foreign exchange gains and losses are disclosed separately in the consolidated statements of cash flows.

e)	Cash and cash equivalents

Cash and cash equivalents comprise cash balances and deposits with maturities of 90 days or less.

f)	Inventories

Finished goods (including work-in-process) and stockpiled ore are measured at the lower of average cost or net realizable value. Net realizable value is calculated as the estimated price at the time of sale based on prevailing metal prices less estimated future costs to convert the inventories into saleable form and estimated costs to sell.

Ore extracted from the mine is stockpiled and subsequently processed into finished goods (metal concentrate). The costs of finished goods represent the costs of work-in-process inventories incurred prior to the sale of concentrate. Costs are included in inventory based on current costs incurred to produce concentrate, including applicable depreciation and depletion of mining interests, and removed at the cost per tonne of concentrate produced.

Supplies are measured at average cost. In the event that the net realizable value of the finished product is lower than the expected cost of the finished product, the supplies used in the finished product are written down to net realizable value. Replacement costs of supplies are generally used as the best estimate of net realizable value.

g)	Mineral interests, plant and equipment

Mineral interests, plant and equipment are carried at cost, less accumulated depreciation and accumulated impairment losses.

Tahoe Resources Inc.

NOTES TO THE CONSOLIDATED FINANCIALS STATEMENTS (expressed in 000’s of USD, except as otherwise stated)

On initial acquisition, mineral interests, plant and equipment are valued at cost, being the purchase price and the directly attributable costs of acquisition or construction required to bring the asset to the location and condition necessary for the asset to be capable of operating in the manner intended by management. Land is stated at cost less any impairment in value and is not depreciated and is included in non-depletable mineral interests. When provisions for closure and decommissioning are recognized, the corresponding cost is capitalized as part of the cost of the related assets, representing part of the cost of acquiring the future economic benefits of the operation. The capitalized cost of closure and decommissioning activities is recognized in mineral interests, plant and equipment and depreciated accordingly.

In subsequent periods, plant and equipment are stated at cost less accumulated depreciation and any impairment in value.

Each asset or component’s estimated useful life has due regard to both its own physical life limitations and the present assessment of economic viability of the mineral interests benefitting from its use, and to possible future variations in those assessments. Estimates of remaining useful lives and residual values are reviewed on a periodic basis. Changes in estimates are accounted for prospectively.

Borrowing costs directly relating to the financing of a project are added to the capitalized cost of those projects until such time as the assets are substantially ready for their intended use or sale which, in the case of mineral interests, is when commercial production is achieved.

Expenditure on major maintenance or repairs includes the cost of the replacement of parts of assets and overhaul costs. Where an asset or part of an asset is replaced and it is probable that future economic benefits associated with the item will be available to the Company, the expenditure is capitalized and the carrying amount of the item replaced derecognized. Similarly, overhaul costs associated with major maintenance are capitalized and depreciated over their useful lives where it is probable that future economic benefits will be available and any remaining carrying amounts of the cost of previous overhauls are derecognized. All other costs are expensed as incurred.

Operational mineral interests and mine development

When it has been determined that a mineral interest can be economically developed, the costs incurred to develop such interest are capitalized.

Major development expenditures on producing mineral interests incurred to increase production or extend the life of the mine are capitalized while ongoing mining expenditures on producing mineral interests are charged against earnings as incurred.

Costs associated with commissioning activities are capitalized until the date the Company is ready to commence commercial production.

Consolidated Financial Statements

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (expressed in 000’s of USD, except as otherwise stated)

A mine is ready to commence commercial production when it is capable of operating at levels intended by management. The main criteria management uses to assess operating levels are:

•	Operational commissioning of major mine and plant components complete; is
•	Operating results are being achieved consistently for a period of time;
•	Indicators that these operating results will continue; and
•	Other factors include one or more of the following:

o	Significant milestones for the development of the mineral interests have been achieved;
o	A significant portion of plant/mill capacity has been achieved;
o	A significant portion of available funding is directed towards operating activities rather than capital projects; or
o	A pre-determined, reasonable period of time has passed.

Management may use additional criteria to determine mine-specific operating levels for commercial production.

Any revenues earned during this period are recorded as a reduction in commissioning costs. These costs are amortized using the units-of-production method (“UOP”) over the life of the mine, commencing on the date of commercial production.

Costs related to the acquisition of land and mineral rights are capitalized as incurred.

Assets under construction are capitalized as construction-in-progress. The cost of construction-in-progress comprises its purchase price and any costs directly attributable to bringing it into working condition for its intended use. Construction-in-progress is not depreciated. Once the asset is complete and available for use it is transferred to mineral interests, plant and equipment and depreciation commences.

Depreciation of mineral interests, plant and equipment

The carrying amounts of mineral interests, plant and equipment are depreciated to their estimated residual value over the estimated useful lives of the specific assets concerned, or the estimated life of the associated mine, if shorter. Estimates of residual values and useful lives are reviewed on a periodic basis and any change in estimate is taken into account in the determination of remaining depreciation charges, and adjusted if appropriate, at each reporting period. Changes to the estimated residual values or useful lives are accounted for prospectively. Depreciation commences on the date when the asset is available for use as intended by management.

Tahoe Resources Inc.

NOTES TO THE CONSOLIDATED FINANCIALS STATEMENTS (expressed in 000’s of USD, except as otherwise stated)

Units of production basis

For mineral interests and certain mining equipment, the economic benefits from the asset are consumed in a pattern which is linked to the production level. Except as noted below, such assets are depreciated on a UOP basis. In applying the UOP method, depreciation is normally calculated using the quantity of material extracted from the mine in the period as a percentage of the total quantity of material to be extracted in current and future periods based on life-of-mine reserves.

Upon declaration of commercial production, the carrying amounts of mineral interests are depleted using the UOP method over the estimated life of mine based on proven and probable reserves. Estimation of proven and probable reserves is updated when relative information is available. Changes to these estimates will be prospectively applied to calculate depletion amounts for future periods. For operations that reach commercial production prior to the determination of proven and probable reserves, depletion is calculated based on the mineable portion of measured and indicated resources until such time that proven and probable reserves are established.

Straight line basis

For all other assets depreciation is recognized in earnings or loss on a straight line basis over the estimated useful lives of each part of an item (component), since this most closely reflects the expected pattern of consumption of economic benefits embodied in the asset. The estimated useful lives for assets and components that are depreciated on a straight line basis range from 2 to 20 years.

Depreciated Items	Useful Life
Computer equipment & software	2 - 5 years
Vehicles	3 - 5 years
Mining equipment	2 - 14 years
Ancillary facilities	20 Years
Mineral interests and plant	UOP

Impairment and Disposal

At the end of each reporting period the Company reviews whether there is any indication that the assets are impaired. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment, if any. The recoverable amount is the higher of the asset’s fair value less costs to sell and its value in use. Fair value is determined as the amount that would be obtained from the sale of the asset in an arm’s length transaction between knowledgeable and willing parties. In assessing value in use, the estimated future cash flows are discounted to their present value using a discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. If the recoverable amount of an asset is estimated to be less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount and the impairment loss is recognized in the earnings or loss for the period. For an asset that does not generate largely independent cash inflows, the recoverable amount is determined for the cash generating unit (“CGU”) to which the asset belongs.

Where an impairment loss subsequently reverses, the carrying amount of the asset (or CGU) is increased to the revised estimate of its recoverable amount, but to an amount that does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset (or CGU) in prior years. A reversal of an impairment loss is recognized immediately in earnings or loss.

Consolidated Financial Statements

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (expressed in 000’s of USD, except as otherwise stated)

Where an item of mineral interests, plant and equipment is disposed of, it is derecognized and the difference between its carrying value and net sales proceeds is disclosed as earnings or loss on disposal in the consolidated statements of operations and comprehensive income (loss). Any items of mineral interests, plant or equipment that cease to have future economic benefits are derecognized with any gain or loss included in the financial year in which the item is derecognized.

h)	Exploration and evaluation assets

The cost of exploration and evaluation assets acquired through a business combination or an asset acquisition are capitalized, as are expenditures incurred for the acquisition of land and surface rights. All other exploration and evaluation expenditures are expensed as incurred, including those incurred before the Company has obtained the legal rights to explore an area of interest.

Capitalization of evaluation expenditures commences when there is a high degree of confidence in the project’s viability and hence it is probable that future economic benefits will flow to the Company.

Capitalized exploration and evaluation costs are classified as mineral interests within mineral interests, plant and equipment.

Corporate general and administrative costs related to exploration and evaluation assets are expensed as incurred.

i)	Provision for site reclamation and closure costs

The Company recognizes a liability for site closure and reclamation costs in the period in which it is incurred if a reasonable estimate of costs can be made. The Company records the net present value of estimated future cash flows associated with site closure and reclamation as a liability when the liability is incurred and increases the carrying value of the related assets for that amount. Subsequently, these capitalized costs are amortized over the life of the related assets. At the end of each reporting period, the estimated net present value of reclamation and closure cost obligations is assessed to reflect the passage of time (accretion expense) and changes in the estimated future cash flows underlying any initial estimates.

j)	Financial instruments

The Company has only one classification of non-derivative financial assets comprising cash and cash equivalents and trade and other receivables.

The Company initially recognizes trade and other receivables and deposits on the date that they originated. Subsequent to initial recognition trade and other receivables are measured at FVTPL. Deposits are measured at historical cost.

The Company ceases to recognize financial assets when the contractual rights to the cash flows from the assets expire, or it transfers the rights to receive the contractual cash flows on the financial assets in a transaction in which substantially all the risks and rewards of ownership of the financial assets are transferred. Any interest in transferred financial assets that is created or retained by the Company is recognized as a separate asset.

Tahoe Resources Inc.

NOTES TO THE CONSOLIDATED FINANCIALS STATEMENTS (expressed in 000’s of USD, except as otherwise stated)

The Company has non-derivative financial liabilities comprising accounts payable, accrued liabilities, current debt, and SARs liabilities. Such financial liabilities are recognized initially at fair value net of any directly attributable transaction costs. Subsequent to initial recognition, current debt is measured at amortized cost using the effective interest method and the SARs liabilities are measured at FVTPL.

k)	Share capital

Common shares are classified as equity. Incremental costs directly attributable to the issue of common shares are recognized as a deduction from equity, net of any tax effects.

l)	Revenue recognition

Revenue is recognized when the significant risks and rewards of ownership have passed to the buyer; it is probable that economic benefits associated with the transaction will flow to the Company; the sale price can be measured reliably; the Company has no significant continuing involvement; and the costs incurred or to be incurred in respect of the transaction can be measured reliably. In circumstances where title is retained to protect the financial security interests of the Company, revenue is recognized when the significant risks and rewards of ownership have passed to the buyer.

Revenues and trade receivables are subject to adjustment upon final settlement of metal prices, weights, and assays as of a date that is typically a few months after the shipment date. The Company records adjustments to revenues and trade receivables monthly based on quoted forward prices for the expected settlement period. Adjustments for weights and assays are recorded when results are determinable or on final settlement. Trade receivables are therefore measured at FVTPL. Treatment and refining charges are netted against revenues from metal concentrate sales.

Until a mine is operating at the level intended by management revenues will be offset against mineral interests, plant and equipment costs.

m)	Share-based payments

Share-based compensation arrangements in which the Company receives goods or services as consideration for its own equity instruments are accounted for as equity-settled share-based payment transactions. If the fair value of the goods or services received cannot be estimated reliably, the share-based payment transaction is measured at the fair value of the equity instruments granted at the date the Company receives the goods or the services.

The fair value of share-based compensation on the grant date to key management personnel, senior employees, and consultants is recognized as an expense, with a corresponding increase in equity, over the period that the optionee becomes unconditionally entitled to the options. The amount recognized as an expense is adjusted to reflect the actual number of share options for which the related service and vesting conditions are met.

Consolidated Financial Statements

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (expressed in 000’s of USD, except as otherwise stated)

The amount payable in respect of share appreciation rights (“SARs”), which are settled in cash, is recognized as an expense with a corresponding increase in liabilities over the period that the rights are exercisable. The liability is measured at each reporting date using the Black-Scholes option pricing model and is recorded at FVTPL.

n)	Income taxes

Income tax on the earnings or loss for the period presented comprises current and deferred tax. Income tax is recognized in earnings or loss in the statements of operations except to the extent that it relates to items recognized directly in equity, in which case it is recognized in equity.

Current tax expense is the expected tax payable on the taxable income for the period, using tax rates substantively enacted at period end, adjusted for amendments to tax payable with regards to previous years.

Deferred tax is provided using the balance sheet liability method, providing for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred tax is not recognized for temporary differences which arise on the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting, nor taxable earnings or loss. The amount of deferred tax provided is based on the expected manner of realization or settlement of the carrying amount of assets and liabilities, using tax rates enacted or substantively enacted at the balance sheet reporting date.

A deferred tax asset is recognized only to the extent that it is probable that future taxable earnings will be available against which the asset can be utilized. Deferred tax assets are reviewed at each reporting date and are reduced to the extent it is no longer probable that the related tax benefit will be realized.

o)	Mine operating earnings

Mine operating earnings represent the difference between revenues and operating costs which include royalties and depreciation and depletion.

p)	Earnings (loss) from operations

Earnings (loss) from operations represent the difference between mine operating earnings and other operating expenses which include Escobal project expenses, other exploration expenses and general and administrative expenses.

q)	Earnings (loss) per share

The Company presents basic and diluted earnings (loss) per share (“EPS”) data for its common shares. Basic EPS is calculated by dividing earnings (loss) attributable to common shareholders of the Company by the weighted average number of common shares outstanding during the year which are adjusted for the dilutive impact of deferred share awards issued and outstanding.

Diluted EPS is determined by adjusting the earnings (loss) attributable to common shareholders and the weighted average number of common shares outstanding for the effects of all dilutive potential common shares.

Tahoe Resources Inc.

NOTES TO THE CONSOLIDATED FINANCIALS STATEMENTS (expressed in 000’s of USD, except as otherwise stated)

r)	Cash provided by (used in) operating activities before changes in working capital

Cash provided by (used in) operating activities before changes in working capital represents the cash flows generated by operating activities after adjusting for interest expense, income tax expense and financing fees as well as items not involving cash.

4.	CHANGES IN ACCOUNTING POLICIES AND STANDARDS

a)	Application of new and revised accounting standards effective January 1, 2014

The following standards were applied for periods beginning on or after January 1, 2014 and have no material effect on our financial performance:

i.	IFRIC 21 – Levies

IFRIC 21 – Levies (“IFRIC 21”) provides guidance on when to recognize a liability for a levy imposed by a government, other than those levies within the scope of other standards. The Company has applied IFRIC 21 on a retrospective basis in compliance with the transitional requirements. No adjustments to the Company’s consolidated financial statements were made as a result of the implementation of IFRIC 21.

b)	Future accounting standards and interpretations

A number of new IFRS standards, and amendments to standards and interpretations, are not yet effective for the year ended December 31, 2014, and have not been applied in preparing these consolidated financial statements. The Company is currently evaluating the impact these standards are expected to have on its consolidated financial statements. Details related to these standards and interpretations are discussed below.

i.	IFRS 15 – Revenue from Contracts with Customers

In May 2014, the IASB issued IFRS 15 – Revenue from Contracts with Customers (“IFRS 15”) which supersedes IAS 11 – Construction Contracts, IAS 18 – Revenue, IFRIC 13 – Customer Loyalty Programmes, IFRIC 15 – Agreements for the Construction of Real Estate, IFRIC 18 – Transfers of Assets from Customers, and SIC 31 – Revenue – Barter Transactions Involving Advertising Services. IFRS 15 establishes a single five-step model framework for determining the nature, amount, timing and uncertainty of revenue and cash flows arising from a contract with a customer. The standard is effective for annual periods beginning on or after January 1, 2017, with early adoption permitted. The Company is currently evaluating the impact the standard is expected to have on its consolidated financial statements.

ii.	IFRS 9 – Financial Instruments

In July 2014, the IASB issued an amendment to IFRS 9 – Financial Instruments (“IFRS 9”) which supersedes previous versions of IFRS 9. IFRS 9, among other things, requires an expected credit loss model for impairment of financial instruments and introduces a new hedge accounting model designed to align with entities risk management activities. The standard is effective for annual periods beginning on or after January 1, 2018, with early adoption permitted. The Company is currently evaluating the impact the standard is expected to have on its consolidated financial statements.

Consolidated Financial Statements

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (expressed in 000’s of USD, except as otherwise stated)

5.	CRITICAL JUDGMENTS AND ESTIMATES IN APPLYING ACCOUNTING POLICIES

The preparation of consolidated financial statements in conformity with IFRS requires management to make judgments and estimates that affect the application of accounting policies and the reported amounts of assets, liabilities, contingent liabilities, income and expenses. Actual results could differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and applied prospectively.

Information about critical judgments and estimates in applying accounting policies that have the most significant effect on the amounts recognized in the consolidated financial statements are as follows:

a)	Judgments

i.	Commercial Production

In order to declare commercial production a mine must be able to operate at levels intended by management. Prior to commercial production costs incurred are capitalized as part of the cost of placing the asset into service and proceeds from the sale of concentrates are offset against the costs capitalized. Subsequent to the declaration of commercial production depletion of the costs incurred begins. Management considers several criteria in determining when a mine is operating at levels intended, and is therefore in commercial production.

ii.	Functional Currency

The functional currency for each of the Company’s subsidiaries is the currency of the primary economic environment in which the entity operates. The Company has determined that for each subsidiary the functional currency is the United States dollar. When determining the functional currency certain judgments may be involved to assess the primary economic environment in which the subsidiary operates. If there is a change in events or conditions which determined the primary economic environment, the Company periodically reevaluates the functional currency for each of its subsidiaries.

iii.	Economic recoverability and probability of future economic benefits of exploration, evaluation and development costs.

The Company has determined that development and related costs incurred which have been capitalized are economically recoverable. Management uses several criteria in its assessments of economic recoverability and probability of future economic benefits including geological and metallurgical information, economic assessments and existing permits for the life of mine plan. The estimates contained within these criteria could change over time which could affect the economic recoverability of capitalized costs.

Tahoe Resources Inc.

NOTES TO THE CONSOLIDATED FINANCIALS STATEMENTS (expressed in 000’s of USD, except as otherwise stated)

Prior to the first quarter of 2013, underground development expenditures associated with the Escobal mine were expensed as incurred because the Company had not received the exploitation permit necessary for commercial mining operations. Underground development expenditures incurred subsequent to the receipt of the exploitation permit are capitalized. The surface assets associated with the Escobal mine were capitalized both during 2012 and 2013.

b)	Estimates

i.	Revenue recognition

As is customary in the industry, revenue on provisionally priced sales is recognized based on relevant forward market prices. At each reporting period, provisionally priced sales are marked to market based on the estimated forward price for the quotational period stipulated in the contract. The adjustment to provisionally priced metal sold is recorded as an adjustment to sales revenue.

ii.	Estimated material in the mineral reserves

The carrying amounts of the Company’s depletable mineral interests are depleted upon commencement of commercial production based on the UOP method over the estimated life of mine based on proven and probable reserves. Changes to estimates of material and depletable costs including changes resulting from revisions to the Company’s mine plans can result in a change to future depletion rates.

Where commercial production has commenced but proven and probable reserves have yet to be established, the carrying amounts of the Company’s depletable mineral interests are depleted based on the mineable portion of measured and indicated resources.

iii.	Determination of Useful Lives

Plant and equipment other than mineral interests are depreciated using the straight-line method based on the specific asset’s useful life. Should the actual useful life of the plant or equipment vary from the initial estimation, future depreciation charges may change. Assets with similar useful lives are grouped and treated as a single asset for the purposes of depreciation. Should the grouping of these like assets change, depreciation charges may vary materially in the future.

Consolidated Financial Statements

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (expressed in 000’s of USD, except as otherwise stated)

iv.	Impairment charges

At the end of each reporting period, the Company assesses whether any indication of impairment exists. Where an indicator of impairment exists, an impairment analysis is performed. The impairment analysis requires the use of estimates and assumptions including amongst others, long-term commodity prices, discount rates, length of mine life, future production levels, future operating costs, future capital expenditures and tax positions taken. The estimates and assumptions are subject to risk and uncertainty; hence, there is the possibility that changes in circumstances will alter these projections, which may impact the recoverable amount of the individual assets or CGUs. In such circumstances, some or all of the carrying value of the assets or CGUs may be further impaired or the impairment charge reduced with the impact recorded in the consolidated statements of operations and comprehensive income (loss).

v.	Reclamation provision and site closure costs

The Company’s accounting policy for the recognition of accrued site closure costs requires significant estimates and assumptions such as the requirements of the relevant environmental, legal and regulatory framework, the magnitude of possible disturbance and the timing, extent and costs of required closure and rehabilitation activity. Changes to these estimates and assumptions may result in future actual expenditures differing from the amounts currently provided for. The decommissioning liability is periodically reviewed and updated prospectively based on the available facts and circumstances.

vi.	Income taxes

The Company is periodically required to estimate the tax basis of assets and liabilities. Where applicable tax laws and regulations are either unclear or subject to varying interpretations, it is possible that changes in these estimates could occur that materially affect the amounts of deferred income tax assets and liabilities recorded in the financial statements. Changes in deferred tax assets and liabilities generally have a direct impact on earnings in the period of changes. Each period, the Company evaluates the likelihood of whether some portion or all of each deferred tax asset will not be realized. This evaluation is based on historic and future expected levels of taxable income, the pattern and timing of reversals of taxable temporary timing differences that give rise to deferred tax liabilities, and tax planning initiatives. Levels of future taxable income are affected by, among other things, the market price for saleable metals, production costs, interest rates and foreign currency exchange rates.

vii.	Valuation of inventory

All inventory is valued at the lower of average cost or net realizable value. Management is required to make various estimates and assumptions to determine the value of stockpiled ore and concentrate inventories. The estimates and assumptions include surveyed quantities of stockpiled ore, in-process volumes, metal contents, costs to recover saleable metals, payable metal values once processed and the corresponding metals prices. Changes in these estimates can result in changes to the carrying amounts of inventories and mine operating costs of future periods.

Tahoe Resources Inc.

NOTES TO THE CONSOLIDATED FINANCIALS STATEMENTS (expressed in 000’s of USD, except as otherwise stated)

viii.	Share-based compensation

The Company makes certain estimates and assumptions when calculating the fair values of share-based compensation granted. The significant estimations and assumptions include expected volatility, expected life, expected dividend yield and expected risk-free rate of return. Changes in these assumptions may result in a material change to the expense recorded for the issuance of share-based compensation.

ix.	Contingencies

Due to the size, complexity and nature of the Company’s operations, various legal and tax matters arise in the ordinary course of business. The Company accrues for such items when a liability is both probable and the amount can be reasonably estimated.

There are no matters at December 31, 2014 that are expected to have a material effect on the consolidated financial statements of the Company.

6.	CASH AND CASH EQUIVALENTS

	December 31,	December 31,
	2014	2013
Cash	$79,830	$8,812
Cash equivalents	526	26
	$80,356	$8,838

7.	TRADE AND OTHER RECEIVABLES

	December 31,	December 31,
	2014	2013
Trade receivables	$6,569	$2,421
Other	1,138	85
	$7,707	$2,506

8.	INVENTORIES

	December 31,	December 31,
	2014	2013
Supplies	$29,851	$14,575
Stockpile	1,539	3,440
Finished goods	9,180	4,950
	$40,570	$22,965

The cost of inventories recognized as an expense for the year ended December 31, 2014 was $170,636 (year ended December 31, 2013 - $nil) and is included in total operating costs.

Consolidated Financial Statements

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (expressed in 000’s of USD, except as otherwise stated)

9.	MINERAL INTERESTS

	Mineral Interests
		Non-	Plant &
	Depletable	Depletable	Equipment	Total
Cost
Balance at January 1, 2014	$-	$566,766	$298,897	$865,663
Additions	14,269	65	19,270	33,604
Disposals	-	(127)	(476)	(603)
Transfers(1)	537,187	(539,447)	-	(2,260)
Change in reclamation provision	331	-	-	331
Balance at December 31, 2014	$551,787	$27,257	$317,691	$896,735
Accumulated Depreciation and Depletion
Balance at January 1, 2014	-	-	(21,080)	(21,080)
Additions	(25,382)	-	(21,706)	(47,088)
Disposals	-	-	175	175
Transfers	(567)	-	567	-
Balance at December 31, 2014	$(25,949)	$-	$(42,044)	$(67,993)
Carrying Amount at December 31, 2014	$525,838	$27,257	$275,647	$828,742

	Mineral Interests
		Non-	Plant &
	Depletable	Depletable	Equipment	Total
Cost
Balance at January 1, 2013	$-	$531,172	$156,234	$687,406
Additions	-	36,334	142,729	179,063
Disposals	-	-	(66)	(66)
Change in reclamation provision	-	(740)	-	(740)
Balance at December 31, 2013	$-	$566,766	$298,897	$865,663
Accumulated Depreciation and Depletion
Balance at January 1, 2013	-	-	(8,080)	(8,080)
Additions	-	-	(13,029)	(13,029)
Disposals	-	-	29	29
Balance at December 31, 2013	$-	$-	$(21,080)	$(21,080)
Carrying Amount at December 31, 2013	$-	$566,766	$277,817	$844,583

(1)

In early January 2014, the commissioning of the Escobal mine was completed as operating levels intended by management were determined to have been reached. Accordingly, mineral interests were transferred from non- depletable to depletable mineral interests. Depreciation and depletion of capitalized costs classified as depletable commenced effective January 1, 2014. In addition, proceeds from concentrate sales and costs incurred during production have been included in net earnings and total comprehensive income effective January 1, 2014. Final settlement adjustments of $2,260 relating to concentrate sold prior to the commissioning of the Escobal mine have been offset against depletable mineral interests for the year ended December 31, 2014.

10.	ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

			December 31,	December 31,
		Notes	2014	2013
Trade payables	$		11,609	$23,104
Royalties payable			16,369	1,750
Accrued trade payables			8,779	26,063
Accrued payroll and related benefits			3,061	2,255
Share appreciation rights, current portion		16c	428	1,506
	$		40,246	$54,678

Tahoe Resources Inc.

NOTES TO THE CONSOLIDATED FINANCIALS STATEMENTS (expressed in 000’s of USD, except as otherwise stated)

11.	DEBT

	December 31,	December 31,
	2014	2013
Credit facility	$50,000	$50,000
Commitment fee	(2,175)	(1,250)
Accretion	1,979	729
	$49,804	$49,479

On December 20, 2013, the Company reached an agreement with the lender to expand its credit facility by an additional $25 million bearing interest at a rate per annum of the USD$ London Interbank Offered Rate plus a margin of 7.25% . The $25 million was drawn on January 2, 2014, and repaid upon maturity on September 3, 2014.

In July 2014, the Company amended the credit facility agreement and extended the maturity date of the original $50 million to June 3, 2015. All other terms remain per the original agreement.

During the year ended December 31, 2014, the Company paid commitment fees of $925 related to the credit facility (year ended December 31, 2013: $1,250). The commitment fees are being amortized over the life of the facility, $1,250 of which was amortized during the year ended December 31, 2014 (year ended December 31, 2013: $729). In addition to the commitment fees, the Company has paid other fees related to the facility totaling $574 for the year ended December 31, 2014 (year ended December 31, 2013: $854).

The facility is secured by substantially all of the assets of the Company and its subsidiaries: Tahoe Swiss AG, Escobal Resources Holding Limited and Minera San Rafael, S.A.

The facility contains covenants that, among other things, restrict the ability of the Company and its subsidiaries to incur additional debt, merge without consent, consolidate, transfer, lease or otherwise dispose of all or substantially all of its assets. As at December 31, 2014, the Company was in compliance with the covenants.

12.	RECLAMATION PROVISION

	December 31,	December 31,
	2014	2013
Balance, beginning of the year	$3,021	$3,691
Accretion expense	177	70
Revisions in estimates and obligations	331	(740)
Balance, end of the year	$3,529	$3,021

Consolidated Financial Statements

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (expressed in 000’s of USD, except as otherwise stated)

The Company’s environmental permit requires that it reclaim any land it disturbs during mine development, construction and operations. Although the timing and the amount of the actual expenditures are uncertain, the Company has estimated the present value of the future reclamation obligation arising from its activities to December 31, 2014 to be $3,529 (December 31, 2013: $3,021). The present value of the future reclamation obligation assumes a discount rate of 5.77% (December 31, 2013: 5.69%), an inflation rate of 3.42% (December 31, 2013: 4.34%), an undiscounted amount to settle the obligation of $10,240 (December 31, 2013: $8,457), and the commencement of reclamation activities in 19 years. The present value of the future obligation has increased by $331 during 2014 (December 31, 2013: ($740)) as a result of the impact of the change in estimate in mine life, estimated reclamation costs, discount and inflation rates.

13.	REVENUES

	Years Ended
	December 31,
	2014	2013	(1)
Silver	$310,036	$-
Gold	10,437	-
Lead	12,193	-
Zinc	17,599	-
	$350,265	$-

(1) During the year ended December 31, 2013, pre-commercial production revenues generated were capitalized as part of the cost of placing the asset into service.

14.	PRODUCTION COSTS

	Years Ended
	December 31,
	2014	2013	(1)
Consumption of raw materials and consumables	$72,886	$-
Employee compensation and benefits	20,713	-
Contractors and outside services	19,165	-
Other expenses	16,679	-
Changes in inventory	(2,120)	-
	$127,323	$-

(1) During the year ended December 31, 2013, pre-commercial production costs incurred were capitalized as part of the cost of placing the asset into service.

15.	GENERAL AND ADMINISTRATIVE EXPENSES

	Years Ended
	December 31,
	2014	2013
Salaries and benefits	$11,246	$8,303
Share-based payments	5,912	5,683
Consulting and professional fees	3,296	2,557
Charitable contributions and donations	3,987	17
Investor relations and communications	1,657	515
Administrative and other	5,855	2,434
	$31,953	$19,509

16.	SHARE-BASED PAYMENTS AND OTHER RELATED INFORMATION

The Company’s equity compensation plans are designed to attract and retain individuals and to reward them for current and expected future performance. The Company’s share-based compensation arrangements are denominated in Canadian dollars (“CAD$”) and include Share Plan Options (“Share Options”), Deferred Share Awards (“DSAs”), Restricted Share Awards (“RSAs”) and Share Appreciation Rights (“SARs”) (collectively referred to as the “Share Plan”). At December 31, 2014, the Company has the following share-based payment arrangements:

Tahoe Resources Inc.

NOTES TO THE CONSOLIDATED FINANCIALS STATEMENTS (expressed in 000’s of USD, except as otherwise stated)

a)	Share Options

The Share Plan entitles key management personnel, senior employees, and consultants to the option to purchase shares in the Company. Under the terms of this program, Share Options are exercisable at the market close price of the Company’s shares on the day prior to the grant date. The Share Options vest based on service-related vesting terms set by the Compensation Committee of the Board of Directors. The Share Options vest in three equal tranches with the first tranche vesting on the first anniversary, the second on the second anniversary, and the third on the third anniversary of the grant date.

The number and weighted average exercise price in CAD$ of Share Options outstanding at December 31, 2014 and December 31, 2013 are as follows:

	Weighted average	Number of
	exercise price	Share Options
Outstanding at January 1, 2013	$9.61	2,534,793
Granted	16.51	612,000
Exercised	9.20	(281,537)
Outstanding at December 31, 2013	11.13	2,865,256
Granted	23.92	105,000
Exercised	8.32	(1,406,597)
Forfeited	16.34	(16,000)
Outstanding at December 31, 2014	$14.49	1,547,659

The following table summarizes information about share options outstanding and exercisable at December 31, 2014 (exercise range and prices in CAD$):

		Weighted	Weighted		Weighted	Weighted
		average	average		average	average
Exercise		exercise	remaining		exercise	remaining
price range	Outstanding	price	life (years)	Exercisable	price	life (years)
$ 6.40-11.15	524,659	$7.53	0.54	524,659	$7.53	0.54
$16.34-17.56	743,000	$16.70	2.61	373,000	$17.04	2.04
$18.14-21.68	175,000	$20.28	2.37	102,000	$20.28	2.02
$22.49-29.74	105,000	$23.92	4.43	-	$-	-
	1,547,659	$14.49	2.00	999,659	$12.38	1.25

During the year ended December 31, 2014, 1,406,597 share options were exercised and the cash proceeds received were $10,673 (year ended December 31, 2013: 281,537 share options exercised for cash proceeds of $2,501).

During the year ended December 31, 2014, the Company recorded $1,805 of compensation expense relating to Share Options in general and administrative expenses (year ended December 31, 2013: $2,957).

b)	DSAs and RSAs

The Share Plan permits DSAs and RSAs (collectively referred to as “Share Awards”) to be issued to key management personnel and senior employees. Upon vesting, shares in the Company are issued at no exercise price. Compensation cost for DSAs and RSAs is measured based on the closing price of the stock one day prior to the grant date.

Consolidated Financial Statements

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (expressed in 000’s of USD, except as otherwise stated)

i.	DSAs

The DSAs vest based on service-related vesting terms set by the Compensation Committee of the Board of Directors and can therefore vary grant to grant. In general however, DSAs vest in three equal tranches with the first tranche vesting on the first anniversary, the second on the second anniversary, and the third on the third anniversary of the grant date (the “general DSA vesting terms”).

The number of DSAs outstanding at December 31, 2014 and December 31, 2013 is as follows:

Outstanding at January 1, 2013	370,000
Granted	24,000
Shares issued	(212,666)
Outstanding at December 31, 2013	181,334
Granted	213,000
Shares issued	(108,667)
Outstanding at December 31, 2014	285,667

The 213,000 DSAs granted during the year ended December 31, 2014 had a weighted average fair market value of CAD$23.46. Of the 213,000 granted during the year, 210,000 vest according to the general DSA vesting terms. The remaining 3,000 DSAs were granted under special vesting terms whereby the first tranche is to vest eight months after grant date and the second and third tranches vesting annually thereafter in order to match the vesting schedule of the 210,000 DSAs granted earlier in the year (year ended December 31, 2013: 15,000 of the 24,000 DSAs granted had the first tranche vesting immediately on grant date with the second and third tranches vesting annually thereafter).

During the year ended December 31, 2014, 108,667 DSAs vested and common shares of the Company were issued to the recipients under the provisions of the Share Plan. As a result $2,186 was transferred to share capital from share based payments reserve (year ended December 31, 2013: 212,666 DSA’s vested and $3,684 was transferred to share capital).

During the year ended December 31, 2014, the Company recorded $2,817 of compensation expense relating to DSAs in general and administrative expenses (year ended December 31, 2013: $2,400).

ii.	RSAs

The RSAs vest immediately on the grant date and are issued at that time. Consequently, there are no RSAs outstanding at December 31, 2014 and December 31, 2013.

There were 35,000 RSAs granted during the year ended December 31, 2014 with a weighted average fair market value of CAD$24.03 (year ended December 31, 2013: 35,000 RSAs were granted with a weighted average fair market value of CAD$17.08) .

Tahoe Resources Inc.

NOTES TO THE CONSOLIDATED FINANCIALS STATEMENTS (expressed in 000’s of USD, except as otherwise stated)

During the year ended December 31, 2014, 35,000 RSAs vested and common shares of the Company were issued to the recipients under the provisions of the Share Plan resulting in an increase to share capital of $774 (year ended December 31, 2013: 35,000 RSA’s vested for an increase to share capital of $596).

During the year ended December 31, 2014, the Company recorded $774 of compensation expense relating to the vesting and issuance of RSAs in general and administrative expenses (year ended December 31, 2013: $596).

c)	SARs

The Company grants SARs to employees that entitle the employees to a cash settlement. The amount of the cash settlement is determined based on the difference between the strike price and the closing share price of the Company on the exercise date. The SARs have a term of five years from the award date and vest in five equal tranches with the first tranche vesting immediately, the second on the first anniversary, the third on the second anniversary, the fourth on the third anniversary, and the fifth on the fourth anniversary of the grant date. Prior to the cash settlement, unvested and vested SARs are valued using the Black-Scholes Model.

The number of SARs outstanding at December 31, 2014 and December 31, 2013 is as follows:

Number of SARs
Outstanding at January 1, 2013	326,925
Issued	10,000
Exercised	(84,200)
Cancelled	(47,000)
Outstanding at December 31, 2013	205,725
Issued	10,000
Exercised	(122,725)
Cancelled	(20,000)
Outstanding at December 31, 2014	73,000

Exercisable at December 31, 2013	100,725
Exercisable at December 31, 2014	50,000

At December 31, 2014, vested SARs had a weighted average intrinsic value of CAD$6.92 per share (December 31, 2013: CAD$6.79) .

At December 31, 2014, the Company has recognized other current and long-term liabilities for SARs of $428 and $21, respectively (December 31, 2013: $1,506 and $80, respectively).

During the year ended December 31, 2014, the Company recorded $515 of compensation expense relating to SARs in general and administrative expenses (year ended December 31, 2013: $(270)).

Consolidated Financial Statements

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (expressed in 000’s of USD, except as otherwise stated)

The following table summarizes information about SARs outstanding and exercisable at December 31, 2014 (grant price range in CAD$):

		Exercised/
Grant price range	Issued	Cancelled	Outstanding	Exercisable
$6.40-12.87	262,000	(210,000)	52,000	50,000
$13.35-16.57	65,000	(59,000)	6,000	-
$18.00-20.55	82,500	(67,500)	15,000	-
	409,500	(336,500)	73,000	50,000

d)	Inputs for measurement of fair values

The grant date fair values of Share Options were measured based on the Black-Scholes Model. The fair value of SARs has been re-measured at December 31, 2014. Expected volatility, interest rate and share price have been updated with changes in the fair value being recognized in earnings or loss during the period.

The weighted average inputs used in the measurement of the fair values (CAD$) at the grant dates of the Share Options are as follows:

	Years Ended
	December 31,
	2014	2013
Share price	$24.11	$16.62
Exercise price	$23.92	$16.51
Expected volatility	52%	49%
Expected life (years)	3.60	3.60
Expected dividend yield	-	-
Risk-free interest rate	1.42%	1.21%
Fair value	$9.55	$6.18

The weighted average inputs used in the re-measurement of the fair value (CAD$) of the SARs are as follows:

	December 31,	December 31,
	2014	2013
Share price	$16.15	$17.67
Exercise price	$10.48	$11.28
Expected volatility	53%	51%
Expected life (years)	1.69	2.18
Expected dividend yield	-	-
Risk-free interest rate	1.23%	1.65%
Fair value	$8.78	$9.10

e)	Authorized share capital

The Company’s authorized share structure is as follows:

•	Unlimited number of authorized common shares without par value;
•	Common shares are without special rights or restrictions attached;
•	Common shares have voting rights; and
•	Common shareholders are entitled to receive dividend payments.

Tahoe Resources Inc.

NOTES TO THE CONSOLIDATED FINANCIALS STATEMENTS (expressed in 000’s of USD, except as otherwise stated)

At December 31, 2014, there were 147,664,671 common shares of the Company issued and outstanding (December 31, 2013: 146,094,407).

17.	INCOME TAX EXPENSE

	Years Ended
	December 31,
	2014	2013
Current income tax expense
Current period	$26,650	$1,915
	26,650	1,915
Deferred tax benefit
Origination and reversal of temporary differences	(1,750)	(294)
	(1,750)	(294)
Income tax expense	$24,900	$1,621

a)	Income tax reconciliation

The reconciliation of income taxes at statutory rates with the reported taxes is as follows:

		Years Ended
	December 31,
	2014	2013
Earnings (loss) before income taxes	$115,690	$(63,976)
Statutory tax rate	26.00%	25.75%
Income tax expense (benefit)	30,079	(16,474)
Reconciling items:
Difference between statutory and foreign tax rates	(15,345)	12,002
(Deductible) non-deductible share-based payments	(187)	994
Non-deductible expenses	6,365	2,391
Change in unrecognized deferred tax assets	3,973	2,696
Other	15	12
Income tax expense	$24,900	$1,621

Effective January 1, 2014, the income tax rate in Guatemala increased from 6% to 7% of taxable revenues for entities in the optional simplified regime for income derived from lucrative activities. The Company has elected to be taxed under this regime.

At December 31, 2014, the Company’s significant components of deferred income tax assets related to inventories and trade accounts receivable and were $2,044 (December 31, 2013: $294). The Company did not have any deferred income tax liabilities at December 31, 2014 and 2013.

The Company believes that it is probable that the results of future operations will generate sufficient revenue to realize the deferred income tax assets.

b)	Tax losses and tax credits

As at December 31, 2014, the Company had $68,126 of tax losses (December 31, 2013: $46,279) for which $nil (December 31, 2013: $nil) have been recognized as deferred tax assets. The Company recognizes the benefit of tax losses only to the extent of anticipated future taxable income in relevant jurisdictions. The gross amount of tax losses carried forward will begin to expire in 2030.

Consolidated Financial Statements

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (expressed in 000’s of USD, except as otherwise stated)

Deductible temporary differences at December 31, 2014 and 2013 are as follows:

	December 31,	December 31,
	2014	2013
Tax losses and tax credits	$68,126	$46,729

Deductible temporary differences
Cumulative eligible capital	759	816
Financing costs	2,275	7,900
Deductible temporary difference	$71,160	$55,445

18.	EARNINGS (LOSS) PER SHARE

	Year ended December 31, 2014			Year ended December 31, 2013
		Weighted			Weighted
	Earnings	average	Earnings	Loss	average	Loss
	for the	shares	per	for the	shares	per
	year	outstanding	share	year	outstanding	share
Basic EPS(1)	$90,790	147,405,379	$0.62	$(65,597)	145,842,795	$(0.45)
Effect of dilutive securities:
Share options	-	586,892	(0.01)	-	-	-
Diluted EPS	$90,790	147,992,271	$0.61	$(65,597)	145,842,795	$(0.45)

(1)	The weighted average shares outstanding used in the basic earnings per share calculation includes the dilutive impact of 285,667 DSAs (year ended December 31, 2013: 181,334 DSAs).

At December 31, 2014, 1,547,659 Shares Options and 285,667 Share Awards were outstanding of which 69,000 and nil, respectively, were anti-dilutive (year ended December 31, 2013: nil and nil, respectively) because the underlying exercise prices exceeded the average market price for the year ended December 31, 2014 of CAD$23.24 (year ended December 31, 2013: CAD$16.94) .

During the year ended December 31, 2014, the Company declared and paid to its shareholders dividends of $0.02 per common share for total dividends of $2,953 (year ended December 31, 2013: no dividends declared or paid).

For the period January 1, 2015 to March 11, 2015, the Company declared and paid dividends of $0.02 per common share for each of the months of January and February for total dividends paid of $5,906. The Company declared and made payable dividends of $0.02 per common share for the month of March for total dividends payable of $2,953.

Tahoe Resources Inc.

NOTES TO THE CONSOLIDATED FINANCIALS STATEMENTS (expressed in 000’s of USD, except as otherwise stated)

19.	SUPPLEMENTAL CASH FLOW INFORMATION

	Years Ended
	December 31,
	2014	2013
Trade and other receivables	$(5,201)	$(2,506)
Inventories	(16,329)	(21,134)
Other current assets	(2,693)	(341)
Other non-current assets	(9,363)	4,971
Accounts payable, accrued liabilities, and other non-current liabilities	5,316	12,144
Changes in working capital	$(28,270)	$(6,866)

Supplemental information:
Interest received	$37	$120

20.	SEGMENTED INFORMATION

The Company conducts its business as a single operating segment, the principal business activities being the operation of mineral properties for the mining of precious metals and the acquisition, exploration and development of mineral interests. All mineral interests, plant and equipment are situated in Guatemala and all revenues are generated by the Company’s mine in Guatemala. Substantially all of the cash and cash equivalents are denominated in United States dollars and are held in Canada. The corporate office located in Reno, Nevada, USA, provides support to the mining and exploration activities with respect to financial, human resources and technical support.

The Company has contracts with a number of customers for its concentrate sales. The Company’s top three customers account for 85% of revenues for the year ended December 31, 2014. The revenues by customer for the year ended December 31, 2014 are 37%, 26%, and 22%. No other customer accounted for more than 10% of sales during the respective periods. The loss of these customers or curtailment of purchases by such customers could have a material adverse effect on the Company’s results of operations, financial condition and cash flows.

21.	FAIR VALUE OF FINANCIAL INSTRUMENTS

Fair value (“FV”) estimates are made at a specific point in time, based on relevant market information and information about the financial instrument. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and, therefore, cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

The analysis of financial instruments that are measured subsequent to initial recognition at fair value can be categorized into Levels 1 through 3 based upon the degree to which the inputs used in the fair value measurement are observable.

•	Level 1 – inputs to the valuation methodology are quoted (adjusted) for identical assets or liabilities in active markets.

•	Level 2 – inputs to valuation methodology include quoted market prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.

•	Level 3 – inputs to the valuation methodology are unobservable and significant to the fair value measurement.

Consolidated Financial Statements

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (expressed in 000’s of USD, except as otherwise stated)

At December 31, 2014, the levels in the FV hierarchy into which the Company’s financial assets are measured and recognized on the balance sheet at fair value are categorized as follows:

	December 31, 2014		December 31, 2013
	Level 1	Level 2	Level 1	Level 2
Cash	$79,830	$-	$8,812	$-
Cash equivalents	-	526	-	26
Trade and other receivables	-	7,707	-	2,506
	$79,830	$8,233	$8,812	$2,532

There were no transfers between Level 1 and Level 2 during the year ended December 31, 2014. At December 31, 2014 and 2013, there were no financial assets measured and recognized at fair value that would be categorized as Level 3 in the fair value hierarchy.

The Company’s trade receivables are classified as FVTPL.

At December 31, 2014 and 2013, there were no financial liabilities measured and recognized at fair value that would be categorized as Level 1, Level 2 or Level 3 in the fair value hierarchy.

22.	FINANCIAL RISK MANAGEMENT

The Company has exposure to certain risks resulting from its use of financial instruments. These risks include credit risk, liquidity risk and market risk.

a)	Credit Risk

Credit risk is the risk that the counterparty to a financial instrument will cause a loss for the Company by failing to meet its obligations. Credit risk for the Company is primarily related to trade and other receivables and cash and cash equivalents.

The Company manages the credit risk associated with trade and other receivables by selling to organizations with strong credit ratings and requiring substantial provisional pricing at the date of shipping its products. The history of defaults by these organizations to other entities has been negligible and the Company considers its risk in trade receivables to be negligible as well.

The Company manages the credit risk associated with cash and cash equivalents by investing these funds with highly rated financial institutions, and as such, the Company deems the credit risk on cash and cash equivalents to be low.

Tahoe Resources Inc.

NOTES TO THE CONSOLIDATED FINANCIALS STATEMENTS (expressed in 000’s of USD, except as otherwise stated)

b)	Liquidity Risk

Liquidity risk is the risk that the Company will encounter difficulty in meeting the obligations associated with its financial liabilities that are settled by delivering cash or another financial asset. The Company’s approach to managing liquidity is to ensure, to the extent possible, that it will always have sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the Company’s reputation. At December 31, 2014, the Company deems this risk to be minimal.

The Company’s financial liabilities at December 31, 2014 include accounts payable and accrued liabilities, all of which are due within a year. The other long-term liabilities consist of the SARs long-term portion and severance provisions.

	1 year	2-5 years	5+ years	Total
Accounts payable and accrued liabilities	$40,246	$-	$-	$40,246
Debt	51,313	-	-	51,313
Income tax payable	1,825	-	-	1,825
Lease and contractual agreements	5,921	1,796	66	7,783
Commitments to purchase equipment, services, materials and supplies	19,400	-	-	19,400
Other long-term liabilities	-	2,164	-	2,164
Reclamation provision	-	-	10,240	10,240
	$118,705	$3,960	$10,306	$132,971

c)	Market Risk

The Market risk of the Company is composed of three main risks: foreign exchange risk, interest rate risk, and price risk.

i.	Foreign Exchange Risk

The Company is exposed to currency risk on cash and cash equivalents and accounts payable that are denominated in a currency other than the USD$. To minimize risk, the Company’s funds are kept in highly liquid instruments such as commercial paper and time deposits. The Company also contracts for goods and services mainly in USD$ currency. At December 31, 2014, the Company held substantially all cash in USD$ to minimize exchange rate risk. Cash and cash equivalents includes the following balances held in foreign currencies:

	December 31,	December 31,
	2014	2013
CAD$	$185	$1,050
Guatemalan quetzal and other currencies	1,188	643
	$1,373	$1,693

While most of the Company’s goods and services are contracted in USD$, there is a portion contracted in other currencies (CAD$ and Guatemalan Quetzals). The appreciation of these currencies against the USD$ can increase the costs the Company incurs while the depreciation of these currencies against the USD$ can decrease the costs the Company incurs. At December 31, 2014, the Company has determined this risk to be low.

Consolidated Financial Statements

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (expressed in 000’s of USD, except as otherwise stated)

The Company recognized a foreign exchange loss of $906 year ended December 31, 2014 (year ended December 31, 2013: $nil).

ii.	Interest Rate Risk

Interest rate risk is the risk that the Company’s future cash flows and fair values will fluctuate as a result of changes in market interest rates. At December 31, 2014, the Company’s interest-bearing financial instruments are related to cash and cash equivalents, the credit facility, and finance leases. At December 31, 2014, the credit facility was subject to a floating interest rate (note 11). The weighted average interest rate paid by the Company during the year ended December 31, 2014 related to the credit facility was 6.57% (year ended December 31, 2013: 6.27%) . At December 31, 2014, the Company has determined the interest rate risk to be low.

iii.	Price Risk

Price risk is the risk that the fair value of the Company’s financial instruments will fluctuate due to changes in market prices. At December 31, 2014, the Company has determined that risk to the Company due to metals prices is at an acceptable level and have entered into no hedging contracts.

The costs associated with operating and construction activities of the Company are subject to price risk as it relates to certain consumables including diesel fuel and power. The Company has determined these risks to be negligible at December 31, 2014.

23.	CAPITAL MANAGEMENT

The Company’s policy is to maintain a strong capital base so as to maintain investor, creditor and market confidence and to support future development of the business. The Company seeks to maintain a balance between the higher returns that might be possible with higher levels of borrowing and the advantages and security afforded by a sound capital position. The capital structure of the Company consists of common equity, comprising share capital and reserves net of accumulated deficit, and debt, which includes the credit facility and finance leases.

		December 31,		December 31,
		Notes	2014	2013
Equity	$		878,060	$774,154
Debt		11	49,804	49,479
			927,864	823,633
Less: cash and cash equivalents		6	(80,356)	(8,838)
	$		847,508	$814,795

On June 4, 2013, the Company entered into a $50 million secured credit facility (“the facility”) with an international financial institution. On December 20, 2013, the Company reached an agreement with the lender to expand the facility by an additional $25 million. The additional $25 million was drawn on January 2, 2014 and repaid on September 3, 2014 (note 11). The intent of the facility is to provide working capital for general corporate purposes.

Tahoe Resources Inc.

NOTES TO THE CONSOLIDATED FINANCIALS STATEMENTS (expressed in 000’s of USD, except as otherwise stated)

The Company’s overall capital management strategy remains unchanged from the year ended December 31, 2013.

24.	RELATED PARTIES

a)	Related party transactions

The Company’s related parties include its subsidiaries, Goldcorp Inc. as an approximate 39% equity shareholder in the Company’s publicly traded shares, key management personnel, and Directors.

Transactions with subsidiaries, key management personnel, and Directors were conducted using normal commercial terms and were considered to be at arm’s length and are included in these consolidated financial statements.

b)	Key management personnel compensation

Key management includes those personnel having the authority and responsibility for planning, directing, and controlling the Company. In addition to their salaries, key management personnel, including the Board of Directors, Officers, Vice Presidents and senior management, receive bonuses and also participate in the Company’s Share Plan (note 16).

Key management personnel compensation included in corporate and general administrative expenses is as follows:

	Years Ended
	December 31,
	2014	2013
Short-term employee benefits(1)	$6,275	$5,316
Share-based payments	4,647	5,006
	$10,922	$10,322

(1)	Short-term employee benefits include salaries, bonuses and other annual employee benefits paid during the year.

25.	CONTINGENCIES

Due to the complexity and nature of the Company’s operations, various legal, tax, and regulatory matters are outstanding from time to time. In the event that management’s estimate of the future resolution of these matters changes, the Company will recognize the effects of the changes in its consolidated financial statements on the date such changes occur.

26.	EVENTS AFTER THE REPORTING PERIOD

a)	Business combination agreement

On February 9, 2015, the Company entered into the Arrangement Agreement with Rio Alto Mining Limited (“Rio Alto”) for a business combination of the two companies pursuant to a plan of arrangement (the “Arrangement”). Under the terms of the Arrangement, each issued and outstanding common share of Rio Alto will be exchanged for 0.227 of a Tahoe common share and CAD$0.001 in cash. Upon closing of the Arrangement, existing Tahoe and Rio Alto shareholders will own approximately 65% and 35% of the combined company, respectively. Prior to entering into the Arrangement Agreement with Rio Alto, the Company obtained consent from its lender in accordance with the loan covenants.

Consolidated Financial Statements

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (expressed in 000’s of USD, except as otherwise stated)

Based on the closing price of the Shares on the TSX of CAD$17.64 on February 6, 2015, the offer implies consideration of CAD$4.00 per Rio Alto share which represents a premium of 22.1% to the closing price of Rio Alto shares of CAD$3.28 on the TSX on February 6, 2015 and a premium of 20.3% based on the volume weighted average prices of each respective company on the TSX for the 20-day period ending on February 6, 2015. The boards of directors of each of Tahoe and Rio Alto have determined that the Arrangement is in the best interests of their respective shareholders based on a number of factors, including fairness opinions received from their respective financial advisors.

The completion of the Arrangement is subject to the approval by at least 66.67% of the votes cast by shareholders of Rio Alto at a special meeting. In accordance with the rules of the TSX, the Company has obtained written consent from its shareholders with ownership, control or direction over more than 50% of the outstanding Tahoe common shares approving the issuance of Tahoe common shares as consideration under the Arrangement.

In addition to Rio Alto shareholder and court approvals, the Arrangement is subject to applicable regulatory approvals and the satisfaction of certain other closing conditions customary in transactions of this nature. The Arrangement is expected to close in April 2015.

The Arrangement includes customary deal-protection provisions including non-solicitation provisions, a right to match competing offers and a CAD$57.6 million termination fee payable to the Company under certain circumstances.

For additional details, see the news release dated February 9, 2015 available at www.sedar.com or on the Company’s website at www.tahoeresourcesinc.com.

b)	Guatemalan Royalty

On November 28, 2014, the Guatemalan Congress passed legislation that would increase statutory royalties in the mining law. The royalty increase is the only proposed change to the Guatemala mining law and is part of an effort to raise revenue and balance the 2015 budget. President Otto Perez Molina signed and approved the legislation which subsequently became law and is effective January 1, 2015.

The law requires that the Company pay a nine percent royalty directly to the federal government and a one percent royalty to the local municipalities for a total royalty payment of ten percent. This represents an additional five percent royalty to the Company’s current combined statutory and voluntary regime of five percent. The law does not contemplate existing agreements with local and regional municipalities and replaces all current voluntary royalty agreements.

Industry groups and local governments are currently challenging the new law in the Guatemalan Constitutional Court. For financial reporting purposes, as of January 1, 2015, the Company commenced accruing royalty payments at the ten percent legislated rate.

Tahoe Resources Inc.